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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III



SEC FILE NUMBER
8-66717

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2016 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Viscogliosi & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

505 Park Avenue
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jean Urquiola 212-744-1549
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanford Becker & Co. P.C.
(Name - *if individual, state last, first, middle name*)

1430 Broadway (Address) New York (City) NY (State) 10018 (Zip Code)

SEC
Mail Processing
Section

MAR 01 2017

Washington DC
413

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Jean Urquiola, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Viscogliosi & Company, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions


ANTONETTE M ALEXANDER
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01AL6347658
QUALIFIED IN KINGS COUNTY
MY COMMISSION EXPIRES SEP 12, 2020

(Signature)

CEO
(Title)

Antonette Alexander
(Notary Public)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Report of Independent Registered Public Accounting Firm on the Exemption Report
- ☒ (p) Exemption Report

*** For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

VISCOGLIOSI & COMPANY, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

TABLE OF CONTENTS

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

GEORGE S. GETZ, CPA

SANFORD BECKER, CPA 1922-1994
SANFORD E. BECKER, CPA 1957-2008

1430 BROADWAY, SUITE 605
NEW YORK, N.Y. 10018
TELEPHONE (212) 921 - 9000
FACSIMILE (212) 354 -1822

Report of Independent Registered Public Accounting Firm

To the Members of
Viscogliosi & Company LLC

We have audited the accompanying statement of financial condition of Viscogliosi & Company LLC, (the "Company"), as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Viscogliosi & Company LLC, as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.



February 28, 2017

VISCOGLIOSI & COMPANY, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$ 164,825
Investment in securities	1,537,530
Property and equipment, less Accumulated depreciation of $32,468	1,722
Other assets	99,401
Total Assets	**$ 1,803,478**

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accrued expenses	$ 19,274
Members' Equity	
Members' equity	1,784,204
Total Liabilities and Members' Equity	**$ 1,803,478**

The accompanying notes are part of this financial statement.

VISCOGLIOSI & COMPANY, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

Note 1 - Summary of Significant Accounting Policies

Nature of Operations

Viscogliosi & Company, LLC, (the "Company"), is majority owned by Viscogliosi Brothers, LLC ("VB"). The Company is a registered broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA) and is subject to regulation by the United States Securities and Exchange Commission (SEC) and FINRA.

The Company provides and is engaged in private placements, investment banking and underwriting services.

During the year ended December 31, 2016, all of the revenue derived from the Company's private placement income, advisory and consulting fees were from affiliated companies in which the Company, VB, or certain members of VB have ownership interests.

VB intends to provide the Company with sufficient working capital to meet future operations and minimum net capital requirements.

Revenue Recognition

Securities owned are carried at quoted market values, and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market value is included in income.

Securities transactions and the related revenue and expenses are recorded on a trade date basis.

The Company recognizes revenue upon providing private placement and investment banking services to its clients and when the amount is determinable and realizable.

VISCOGLIOSI & COMPANY, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2016

Note 1 - Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, cash equivalents include highly liquid debt instruments purchased with original maturities of three months or less.

Income Taxes

The Company, as a limited liability company, has elected to be treated similar to a partnership, whereby its taxable income or loss is taxable directly to its members. Accordingly, no provision for Federal and State income tax has been provided.

Management of the Company is not aware of any issues or circumstances that would unfavorably impact its tax status. Management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

Tax years 2013 - 2015 remain subject to examination by the taxing authorities.

Note 2 - Concentration of Credit Risk

The Company maintains cash balances at a financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000.

Note 3 – Fair Value Measurements of Investments

The Company uses fair value measurements to record certain assets and liabilities and to determine fair value disclosures. The Company's investments in securities listed on a national exchange are valued at the last sales price on the date of valuation.

The three-level hierarchy for fair value measurements is defined as follows:

- Level 1 – inputs to the valuation methodology are quoted prices for identical assets and liabilities in active markets.

- Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and the inputs that are observable for the asset or liability, either directly or indirectly.

- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measure.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of the markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurements falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

At December 31, 2016, assets measured at fair value on a recurring basis:

	Total	Level 1	Level 2	Level 3
Private equity securities	$ 1,537,530	$ -	$ -	$ 1,537,530
Total	$ 1,537,530	$ -	$ -	$ 1,537,530

VISCOGLIOSI & COMPANY, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2016

Note 3 – Fair Value Measurements of Investments (continued)

The following is a reconciliation of the beginning and ending balances measured at fair value using significant unobservable inputs during the year ended December 31, 2016:

	Beginning Balance	Purchases	Unrealized Gain	Ending Balance
Private equity securities	$ 1,468,197	$ -	$ 69,333	$ 1,537,530
Total	$ 1,468,197	$ -	$ 69,333	$ 1,537,530

Private Equity Securities
In connection with its investment advisory services, the Company has obtained equity securities giving it certain rights in a private company. These equity securities entitle the Company to preference in liquidation, up to a limit, equal to their investment. In addition, these equity securities entitle the Company to participation rights.

The private equity securities are classified as securities held for sale.

The fair value of the equity securities received for services, as of December 31 2016, is estimated using Option-Pricing Method back solve ("OPM backsolve"). The OPM backsolve method used derives the implied total equity value using the Discounted Future Earnings method, an Income Approach, which discounts projected future earnings back to present value at a rate that reflects the risk inherent in the projected earnings. This method serves to estimate entity value by considering the income (benefits) generated by the asset over a period of time. The OPM backsolve treats various equity classes and related derivatives as series of call options on the total equity value of a company to be exercised as part of a liquidation event. The OPM backsolve uses the Black-Scholes option-pricing model to price each class of securities, warrants and the call options, which represent tranches of liquidation preferences. The value of each class of stock is dependent on the liquidation preference of that class, risk free rate, expected term until the liquidity event, volatility and dividend yield.

Note 3 – Fair Value Measurements of Investments (continued)

This method incorporates the following significant inputs:

- A weighted average cost of capital of 15.7% for purposes of discounting cash flows, having considered company specific cost of debt of 14%.
- A volatility assumption which is based on average historical price volatility of publicly traded companies similar in nature to the underlying client company issuing the security, estimated at 40%.
- A term of exercise which equals the Company's expected remaining life of the call options of one year.
- The company is assumed to be non-dividend yield producing.
- A risk-free interest rate is used, which is derived from the Treasury yield curve as of December 31, 2016 and is calculated based on the risk-free interest rates that correspond closest to the expected term of exercise.

Note 4 - Net Capital Requirements

The Company is subject to the net capital requirements of SEC Rule 15c3-1, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of the greater of $5,000 or 1/15th of aggregate indebtedness.

At December 31, 2016, the Company had net capital, as defined, of $145,551 which exceeded the required minimum net capital by $140,551. Aggregate indebtedness at December 31, 2016 totaled $19,274 and the ratio of aggregate indebtedness to net capital was .13 to 1.

Note 5 – Related Party Transactions

The Company has an agreement with VB, whereby the Company pays VB for rent and administrative services. At December 31, 2016, the amount due to VB totals $9,000 and is included in accrued expenses on the statement of financial condition. At December 31, 2016, $92,522 of receivables from affiliates are included in other assets on the statement of financial condition.

Note 6 – Subsequent Events

The Company has evaluated subsequent events through February 28, 2017, the date that the financial statements were available for issuance.